                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

Commission File No. 0-16728                                     CUSIP No.  None

                           NOTIFICATION OF LATE FILING

            [ ] Form 10-K and 10 KSB         [ ] Form 11-K
            [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

                       For the Period Ended June 30, 2002

           Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


--------------------------------------------------------------------------------
PART I.  Registration Information
--------------------------------------------------------------------------------

                  Fairfield Inn by Marriott Limited Partnership
                  ---------------------------------------------
                            (Full Name of Registrant)

7 Bulfinch Place, Suite 500, Boston, Massachusetts              02114
--------------------------------------------------              -----
      (Address of Principal Executive Office)                 (Zip Code)


--------------------------------------------------------------------------------
PART II. Rules 12b-25(b) and (c)
--------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without reasonable effort or expense;

[X] (b) The subject quarterly report will be filed on or before the fifth calendar day following

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


--------------------------------------------------------------------------------
PART III. Narrative
--------------------------------------------------------------------------------

         Except as indicated in the following sentence, the quarterly report on Form 10-Q will be filed within five calendar days of the prescribed date. The quarterly report on Form 10-Q will be incomplete. Rule 10-01(d) of Regulation S-X requires interim financial statements included in quarterly reports on Form 10-Q be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the Commission. The financial statements, as of June 30, 2002 and for the three-month and six-month periods then ended, will not have been reviewed by an independent public accountant in accordance with Statement of Auditing Standards No. 71, Review of Interim Financial Information (SAS 71) because effective May 17, 2002, the registrant dismissed its previous independent public accountants and has not yet appointed a replacement.

--------------------------------------------------------------------------------
PART IV.  Other Information
--------------------------------------------------------------------------------

(1) Name and telephone number of person in contact in regard to this notification:

     David J. Heymann                   516                       681-3636
     ----------------                   ---                       --------
          (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         YES [ ]  NO [X]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         YES [ ]  NO [X]

         Fairfield Inn by Marriott Limited Partnership
         ---------------------------------------------
         (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2002

                                  FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                                  By: AP-Fairfield GP, LLC
                                      General Partner

                                      By: AP-Fairfield Manager Corp.
                                          Manager

                                          By: /s/ Carolyn Tiffany
                                          ----------------------------------
                                                  Carolyn Tiffany
                                                  Vice President